

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2011

Via E-mail
John G. Holland
General Counsel
Wesco Aircraft Holdings, Inc.
27727 Avenue Scott
Valencia, CA 91355

>   **Re: Wesco Aircraft Holdings, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed June 27, 2011**
>   **File No. 333-173381**

Dear Mr. Holland:

We have reviewed the above-captioned filing and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Significant Factors Used in Determining Fair Value of Our Common Stock, page 42

1. Given your disclosure, it appears that you have not issued options since December 2, 2010. Please confirm to us that you have not issued options or other equity securities since December 2, 2010. If you did issue equity securities after December 2, 2010, please tell us the issue/exercise price and provide a detailed analysis of material differences between the issue/exercise price and the expected midpoint of your offering.

Report of Independent Registered Public Accounting Firm, page F-2

2. We note from your disclosure that you intend to effect a stock split. Please tell us whether your auditors intend to file a dual-dated audit opinion referencing the stock split in a pre-effective amendment. See Rule 2-02 of Regulation S-X.

You may contact Tracey McKoy at (202) 551-3772 or, in her absence, Alfred Pavot, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

<u>Via E-mail</u>
Rachel W. Sheridan, Esq.